                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO.1)



                             Software Spectrum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    833960107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Edward P. Grace, III                 COPY TO:  David C. Chapin, Esq.
SunTrust Center, Suite 1850                    Ropes & Gray
200 South Orange Avenue                        One International Place
Orlando, FL  32801                             Boston, MA  02110



--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                November 19, 1999
--------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 833960107                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward P. Grace, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            281,757

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             281,757

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      281,757
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Software Spectrum, Inc., Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2140 Merritt Drive, Garland, Texas 75041.

Item 2. IDENTITY AND BACKGROUND.

     (a) The person filing this statement is Edward P. Grace, III ("Mr. Grace" or the "Reporting Person").

     (b) Mr. Grace's business address is SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801.

     (c) The Reporting Person is the President of Phelps Grace International, Inc., an investment and consulting company located at SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801, and the Managing Member of iHatch.com, LLC, an incubator and investor in digital businesses located at SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.



                               Page 3 of 10 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Grace Associates used an aggregate of $3,097,500 of its funds to acquire the shares. Grace Family Partnership used an aggregate of $296,949 of its funds to acquire the shares. Mr. Grace used an aggregate of $298,114.09 of his funds to acquire the shares.

Item 4. PURPOSE OF TRANSACTION.

     Mr. Grace has acquired the shares of Common Stock with the intention of acquiring a significant equity interest in the Issuer. Mr. Grace believes that the current trading prices of the Issuer's Common Stock do not reflect the intrinsic value of the Issuer, and Mr. Grace has engaged and continues to engage in discussions with the Issuer regarding the Issuer's business and prospects and means for the Issuer to increase the value of the Common Stock. Mr. Grace intends to review on a continuing basis his investment in the Issuer. Currently, Mr. Grace intends to acquire additional shares of Common Stock if such shares can be acquired at favorable values. In the future, Mr. Grace may decide to increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Mr. Grace, general stock market and economic conditions and tax conditions.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Grace is the beneficial owner of 281,757 or approximately 7.0% of the 4,045,254 shares of the outstanding Common Stock, based on information contained in the Issuer's Quarterly Report on Form 10-Q filed for the Quarterly Period ended July 31, 1999. Of the shares beneficially owned by Mr. Grace, Grace Associates owns 242,400 shares of Common Stock, Grace Family Partnership owns 23,700 shares of Common Stock, and Mr. Grace owns 15,657 shares of Common Stock. Mr. Grace controls the Grace Family Partnership and Grace Associates.

     (b) As the controlling person of each of Grace Associates and Grace Family Partnership, Mr. Grace may be deemed to have the sole voting and disposition power with respect to these shares of Common Stock.

     (c) All transactions in the shares of Common Stock that have been effected by Mr. Grace, Grace Associates and Grace Family Partnership are described in Schedule A hereto. Such transactions were either effected in the open market or were block trades.

     (d) No other person has the right or the power to direct the receipt of dividend or the proceeds from the sale of the securities reported herein.

     (e) Not applicable.



                               Page 4 of 10 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


                               Page 5 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1999





                                    By: /s/  Edward P. Grace, III
                                        ---------------------------------------
                                        Edward P. Grace, III


                               Page 6 of 10 Pages

                                   Schedule A


TRADE DATE         SHARES PURCHASED   SHARES SOLD   NET PRICE PER SHARE
------------       ----------------   -----------   -------------------

06/28/1998               2,500                            18.550
01/08/1999               3,000                            16.142
01/11/1999               5,000                            16.300
01/13/1999                 900                            16.050
01/20/1999                 100                            16.488
01/20/1999               2,900                            16.550
02/03/1999               2,000                            14.050
02/03/1999               1,000                            14.050
02/04/1999               1,100                            13.550
02/04/1999                 200                            13.863
02/04/1999                 100                            13.988
02/04/1999                 600                            14.050
02/04/1999               3,100                            14.300
02/04/1999                 500                            14.250
02/04/1999                                500             14.625
02/25/1999               2,100                            12.050
03/18/1999               5,000                            11.550
03/18/1999               5,000                            11.550
03/18/1999               5,000                            11.550
03/26/1999               5,000                            11.550
03/26/1999               5,000                            11.550
03/26/1999               5,000                            11.550
03/26/1999               2,000                            11.300
03/26/1999                 500                            11.550
03/26/1999                 500                            11.425
03/26/1999               5,000                            11.550
03/26/1999               2,000                            11.550
03/26/1999               2,000                            11.675
03/26/1999               1,000                            11.625
03/26/1999                 500                            11.625
03/26/1999                 100                            11.625
03/26/1999                 100                            11.625
03/26/1999                 300                            11.625
03/29/1999               1,000                            11.750
03/29/1999                 100                            11.875
03/29/1999                 400                            11.750
03/29/1999                 100                            11.875
03/29/1999               1,000                            12.063



                               Page 7 of 10 Pages

TRADE DATE         SHARES PURCHASED   SHARES SOLD   NET PRICE PER SHARE
------------       ----------------   -----------   -------------------

03/29/1999               2,400                            12.125
03/31/1999               1,000                            13.438
03/31/1999                 100                            12.438
03/31/1999               1,000                            13.500
03/31/1999                 100                            12.625
03/31/1999                 200                            12.625
04/01/1999                 500                            14.000
04/01/1999               1,000                            13.500
04/01/1999                 500                            14.063
04/01/1999                 100                            14.063
04/05/1999                 300                            13.550
04/16/1999               5,000                            13.300
04/19/1999               1,600                            12.050
04/19/1999                 100                            12.425
04/19/1999               3,300                            12.550
04/19/1999               4,000                            12.550
04/20/1999               5,000                            11.800
04/23/1999               5,000                            12.175
04/23/1999               5,000                            12.050
04/26/1999                              1,500             12.000
04/27/1999               4,000                            12.175
04/29/1999               4,000                            12.050
05/03/1999                 100                            12.238
05/03/1999                 100                            12.175
05/03/1999               4,300                            12.300
05/04/1999               2,600                            12.425
05/05/1999               1,000                            12.613
05/05/1999                 200                            12.488
05/11/1999               1,500                            12.300
05/11/1999               5,000                            11.800
05/11/1999                 500                            12.063
05/12/1999               5,000                            11.925
05/17/1999               1,000                            12.613
05/17/1999               4,000                            12.675
05/17/1999               2,000                            12.738
05/18/1999               1,000                            12.675
05/18/1999               3,000                            12.550
05/18/1999               1,000                            12.675
05/18/1999               5,000                            12.550
05/19/1999               5,000                            12.300
05/19/1999               1,700                            12.300
06/11/1999               1,000                            14.750


                               Page 8 of 10 Pages

TRADE DATE         SHARES PURCHASED   SHARES SOLD   NET PRICE PER SHARE
------------       ----------------   -----------   -------------------

06/11/1999               1,000                            14.625
06/11/1999                 500                            14.625
06/11/1999                 100                            14.625
06/11/1999                 300                            14.625
06/11/1999                 100                            14.625
06/16/1999               1,000                            15.750
06/16/1999                 250                            16.250
06/16/1999                 700                            16.250
06/16/1999                  50                            16.250
06/25/1999                 500                            15.625
06/25/1999                 500                            15.625
06/28/1999               5,000                            16.050
06/30/1999                 500                            16.375
07/08/1999                 500                            16.800
07/09/1999               1,100                            17.050
07/09/1999               5,000                            17.050
07/09/1999                 600                            16.800
07/09/1999               2,000                            17.300
07/09/1999               5,000                            17.050
07/12/1999               2,000                            17.738
07/14/1999               2,000                            18.050
07/14/1999               2,000                            18.050
07/14/1999               2,000                            18.550
07/15/1999               2,000                            18.675
07/15/1999               5,000                            18.656
07/15/1999                 500                            18.625
07/16/1999                 500                            18.800
07/19/1999               2,000                            19.050
07/20/1999               1,000                            18.425
07/20/1999               1,000                            18.550
07/21/1999               2,000                            18.425
07/21/1999               1,000                            18.113
07/23/1999               2,000                            16.800
07/23/1999               1,000                            16.800
07/23/1999               1,000                            16.675
07/28/1999                              1,000             16.000
08/09/1999                 100                            17.000
08/10/1999                 500                            17.375
08/11/1999                 200                            17.750
08/11/1999                 200                            17.500
08/12/1999                 300                            17.750
08/12/1999                 117                            17.625


                               Page 9 of 10 Pages

TRADE DATE         SHARES PURCHASED   SHARES SOLD   NET PRICE PER SHARE
------------       ----------------   -----------   -------------------

08/12/1999                  83                            17.625
08/12/1999                 100                            18.000
08/12/1999               1,000                            17.675
08/12/1999               1,000                            17.800
08/13/1999                 200                            18.000
08/17/1999                                200             18.125
09/20/1999                              1,000             16.875
09/23/1999               5,000                            16.288
09/28/1999                                500             15.375
09/28/1999                                943             15.063
10/11/1999               1,000                            13.550
10/14/1999               1,000                            13.925
11/05/1999               3,000                             9.550
11/05/1999               3,000                             9.675
11/08/1999              10,000                            10.050
11/10/1999               5,000                             8.925
11/11/1999               5,000                             9.050
11/15/1999              15,000                             9.613
11/15/1999               3,000                             9.300
11/19/1999              10,000                            11.063
11/19/1999               5,000                            10.750
11/19/1999               5,000                            10.750

                              Page 10 of 10 Pages